Exhibit 99.1

SAI.TECH Announces Adjournment of Annual General Meeting

SINGAPORE, August 6, 2024 (GLOBE NEWSWIRE) -- SAI.TECH Global Corporation (“SAI.TECH” or “SAI” or the “Company”) (NASDAQ: SAI, SAITW), today announced that the Annual General Meeting (the “AGM”) of the Company convened on August 6, 2024 has been adjourned, due to lack of requisite quorum, to Tuesday, August 13, 2024 at 9:00 a.m. Eastern Standard Time at http://www.virtualshareholdermeeting.com/SAI2024. The record date for the adjourned annual meeting continues to be July 19, 2024.

The Company adjourned the AGM for the purpose of allowing additional time for shareholders to vote on the proposals as set forth in the Company’s Notice of AGM and Form of Proxy for the AGM, dated July 23, 2024, which remains unchanged.

All shareholders of record as of July 19, 2024, who have not already done so are encouraged to vote on the proposals. Shareholders who have previously submitted a proxy or otherwise voted do not need to take any action and all previously submitted proxies will be voted at the adjourned annual meeting unless properly revoked.

About SAI.TECH

SAI.TECH is a Nasdaq-listed (SAI) sustainable distributed bitcoin mining operator headquartered in Singapore. SAI’s mission is to become a sustainable distributed digital asset mining operator and heating supplier globally, while simultaneously promote the clean transition of the bitcoin mining, power and heating industries.

In May 2022, SAI became a publicly traded company under the new ticker symbol “SAI” on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation. For more information on SAI.TECH, please visit https://sai.tech/.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements include, but not limited to, statements concerning SAI.TECH and the Company’s operations, financial performance, and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAI.TECH cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic, and social conditions around the world including those discussed in SAI.TECH’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAI.TECH specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

Media Contact

pr@sai.tech

Investor Relations Contact

ir@sai.tech